eRaider.com Inc. intends to form a group and solicit proxies for the election of directors of Goldfield at the 2001 annual shareholders meeting. This notice is delivered to comply with the amendment to Goldfield's by-laws, adopted December 19, 2000, concerning advance notice of board nominations and other business. That amendment specifies that the "notice must contain information relating to the nominee. . ." We interpret that to mean the type of information normally supplied in a prospectus or proxy statement about the individual directors, plus a general statement of why we are running, which we have cast in the form of our draft cover letter to shareholders. If you deem the information to be insufficient to meet this provision, we will promptly supply any additional information you reasonably request.

We reserve the right to add, remove or substitute nominees in any of the following events:

A change in the number of directors to be elected, A significant change in the election rules or procedures, A significant change in the circumstances of any of the candidates that renders them unable or unwilling to serve as directors.

We are currently in the process of finalizing a group agreement and developing proxy solicitation materials to file with the SEC. We will provide you with copies of these documents as soon as they become available, which we expect to be within two weeks from the date of this notice. You can also access this information and view shareholder reaction to it at our http://www.eRaider.com website.

Since the stated purpose of the by-law amendment is to improve corporate governance, consistency would seem to demand that the board adhere to the same notice and disclosure provisions. We request that the board notify shareholders of their recommended candidates, if different from the current board, and reasons for running, according to the same schedule imposed upon shareholders. We further request that information about our candidates be included in the firm's proxy statement to shareholders since, if notice improves corporate governance, the more shareholders who get the notice the better.

May the best slate win.

(Signed) Aaron Brown, CEO, eRaider.com Inc.

Shareholder Value Slate

We are asking for your vote for Director at Goldfield, to replace the current Board. This letter is to introduce us, explain why we are running and (hopefully) convince you that we can deliver a better stock price than the current Board. All of us are long-term shareholders who have committed large amounts of money to this company. Two of us have been Goldfield investors for over a quarter century. Between us we have the expertise and experience to challenge management to deliver the best possible performance in all of Goldfield's businesses, and the contacts to help those businesses grow. We are a securities lawyer, a certified public accountant, a finance professor, an institutional portfolio manager, and a research scientist. The current board is composed of one insider (Chairman and CEO John Sottile) who obviously cannot challenge himself, and four outsiders who owned 3,700 shares of Goldfield between them until one bought 40,000 shares at the end of last year after we told the company we might run.

It will not be news to you that the stock price of Goldfield has languished, spending more time in the 1990's under fifty cents than over it, and making no sustained upward movement in 34 years. The company has careened from business to business, starting each with fanfare and promises to shareholders, investing money, then getting out a few years later by selling at a loss or discontinuing operations and writing down the assets. The most recent examples are fiber optic services and real estate development. Business success demands clear commitment to a core business, ruthless pruning of unnecessary assets and costs and discipline that starts from the Board at the top and extends through every employee.

Unlike most alternative board slates, we do not run with a fixed purpose such as selling the company or firing management. In fact, the five of us have disagreements about the best long-term strategy for the company. But all of us are committed only to shareholder value, all of us have large personal stakes in the company and all of us have the willingness and ability to help Goldfield thrive. All of us believe the stock price should be much higher and are prepared to work hard to accomplish that. We come to this job with creative energy, not rubber stamps.

The Board cannot and should not involve itself in the day-to-day operations of the company. Its role is to ensure that the best possible management is in place with the right incentives and appropriate compensation, to subject all strategic issues to rigorous scrutiny to maximize shareholder value and to be ambassadors for the company in getting new business and investment. We submit that we are more qualified to play these roles than the current Board.

We also pledge not to be anonymous directors. We will communicate with all shareholders, explaining Board actions and listening to suggestions. We will set clear public goals and show you report cards about how the company is doing.

The candidates

Aaron Brown is a professor of Finance at Yeshiva University and a long-time professional investor. He runs the Allied Owners
Action Fund, a public mutual fund that is the largest institutional holder of Goldfield with 290,000 shares. He has invested professionally in small cap companies for 18 years and takes an active role in the companies he buys, both lobbying management producing analysis for other institutional investors. Mr. Brown is 44 years old. He holds an undergraduate degree in Applied Mathematics from Harvard University and an MBA in Finance from the University of Chicago.

Deborah Pastor is the portfolio manager for the Allied Owners Action Fund. She is an expert in the trading and valuation of small cap value companies, and brings expertise and contacts to help make Goldfield stock attractive to major institutional investors. Ms. Pastor is 44 years old and married to Aaron Brown. She holds an undergraduate degree in Near Eastern Languages from Yale University and an MBA in Finance from the University of Chicago.

James S. Cocalis owns 50,000 shares of Goldfield in his own name, and almost 500,000 shares in family accounts. He bought his first share of Goldfield stock over three years ago. He is a securities lawyer, licensed to practice in New Jersey, and a retired stockbroker from Prudential Securities. Mr. Cocalis is 84 years old. His undergraduate career at Dartmouth was interrupted by service in World War II, after the war he graduated from Rutgers Law
School.

Sam Rebotsky bought his first share of Goldfield in the late
1960's and has been actively following the company ever since.
He currently owns 491,100 shares. He is a registered representative and specializes in analyzing, valuing and recommending microcap stocks. He is a certified public accountant and a member of the New York State Society of CPA's. He also has extensive experience in the areas of taxation and worked for the IRS. Mr. Rebotsky also worked as assistant controller for a construction sub-contractor and has expertise in accounting and taxation issues for construction companies. He is 60 years old and graduated from City College in New York.

Moshe Rosen owns over 69,000 shares and has been an investor in Goldfield for almost 25 years. Currently retired, he was a research scientist for Columbia Medical School, where he worked for 25 years. He received his BS from City College in New York.
Aaron Brown
eRaider co-founder